Exhibit 99.1

Aurelion Announces 1-for-10 Share Consolidation

Hong Kong, February 13, 2026 /PRNewswire/ -- Aurelion Inc. (NASDAQ: AURE) (“Aurelion” or the “Company”) announces the approval of the proposed 1-for-10 share consolidation of the Class A ordinary shares (“Class A Ordinary Shares”) and Class B ordinary shares (“Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”) of US$0.000625 par value each (the “Share Consolidation”).

Beginning with the opening of trading on February 19, 2026, being the market effective date, the Class A Ordinary Shares will begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “AURE” but under a new CUSIP number of G7244A 127. The objective of the Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market, as well as to maintain an appropriate gold-per-share ratio (currently believed to approximate 1 share representing 1/1000 of an ounce of gold).

Upon the effectiveness of the Share Consolidation, every 10 issued and outstanding Ordinary Shares of a par value of US$0.000625 each will automatically be consolidated into one issued and outstanding Ordinary Share of par value US$0.00625. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number. The Share Consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding Ordinary Shares, except for adjustments that may result from the treatment of fractional shares. The Share Consolidation was approved by the Company’s board of directors on January 19, 2026 and its shareholders on November 20, 2025.

About Aurelion

Aurelion is NASDAQ's first Tether Gold (XAU₮) Real World Asset (RWA) company focused on developing a business around tokenized gold. XAU₮ combines the stability of physical gold with the efficiency of blockchain, providing investors access to tokenized gold reserve that could serve as a safe haven to inflation, currency devaluation and crypto volatility. In parallel to building a business around the development of tokenized gold, Aurelion provides wealth management and asset management services.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: changes in the market for our products and services; our ability to access additional capital; our ability to attract and retain qualified personnel; changes in general economic, business and industry conditions; changes in applicable laws or regulations; expansion plans and opportunities; changes in the regulatory environment for crypto currencies and stablecoin ecosystems; changes in the price of digital assets, including XAUt; changes in spot price of gold; changes in price co-relation between stablecoins and their pegged assets, including XAUt and gold; risks associated with owning digital assets, including XAUt, including price volatility, limited liquidity and trading volumes, relative anonymity, potential widespread susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges and other risks inherent in its entirely electronic, virtual-form and decentralized network; the fluctuation of our operating results, including because we may be required to account for our digital assets at fair value; limitations in our ability to time the price of our purchase of digital assets; our potential subjection to corporate alternative minimum tax due to unrealized fair value gains on our digital asset holdings; legal, commercial, regulatory and technical uncertainty regarding digital assets and enhanced regulatory oversight of companies holding digital assets including the possibility that regulators reclassify any digital assets we hold, including XAUt, as a security or a “cash item”, causing us to be in violation of securities laws and be classified as an “investment company” under the Investment Company Act of 1940; competition by other digital asset treasury companies, gold-related asset treasury companies, and the availability of financial products related to gold; the possibility of experiencing greater fraud, security failures or operational problems on digital asset trading venues compared to trading venues for more established asset classes, and any malfunction, breakdown or abandonment of the underlying blockchain protocols, or other technological difficulties, may prevent access to or use of such digital assets; elevation of rehypothecation risk in times of market condition changes as the XAUt we own may be rehypothecated; and from time to time when we hold our digital assets through a third-party custodian, the loss of direct control over our digital assets and dependence on the custodian’s security practices and operational integrity which may lead to the loss of its digital assets as a result of the insolvency of the custodian, theft by employees or insiders of the custodian or if the custodian’s security measures are compromised, including as a result of a cyber-attack. Further information regarding these and other risks is included in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Investor Contact: ir@aurelion.com